EXHIBIT 99.2

Mynaric appoints Mustafa Veziroglu as Co-CEO

MUNICH, January 31, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced the appointment of Mustafa Veziroglu as Co-CEO of the company, effective February 1, 2023.

Mustafa Veziroglu joined Mynaric in August 2022 as President and since then has been responsible for all operational product-related activities within Mynaric overseeing the entire product lifecycle from development through delivery. With Mynaric’s recent success in winning additional new customers and hitting important customer milestones, his role as Co-CEO will be to strengthen Mynaric’s focus on 2023 execution targets and jointly lead the company with Co-CEO Bulent Altan.

“When I joined Mynaric last year I made it my mission to deliver our products on time, on spec and on budget capitalizing on the impressive work our team has done under Bulent’s leadership,” said Mustafa Veziroglu, Co-CEO of Mynaric. “I’m honored step into this co-leadership role with him as we are approaching prime time to execute on that mission and prepare to ship significant quantities of terminals to our customers in the second half of this year.”

“I have been impressed with the output and execution of Mynaric since Mustafa joined us in August 2022. Especially in the areas of the development, qualification and serial production of our products, we have hit a number of important development and customer milestones. We have also made significant progress to ramp up for 2023 production targets thanks to his leadership and close partnership with these teams,” said Bulent Altan Co-CEO of Mynaric. “I am excited that our supervisory board has recognized the tremendous added value he brings to Mynaric and it’s great to have him join me in co-leading the company through its next phase of growth.”

As of 31 December, 2022, Mynaric reported a record product backlog of 256 units, with the bulk of these deliveries scheduled to start in the second half of 2023 and continue into 2024. In addition, on January 9th, Mynaric announced an order worth around $24 million from a new, unnamed US-based customer with product deliveries scheduled entirely for the second half of 2023.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

Media contact

Krista Hazen

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Tom Dinges

tom.dinges@mynaric.com

+1 (202) 900-8332